

RED MOUNTAIN
CAPITAL PARTNERS LLC

February 18, 2016

iRobot Corporation
8 Crosby Drive
Bedford, MA 01730
Attention: Colin Angle, Chairman of the Board and Chief Executive Officer

Cc: Board of Directors

Dear Colin,

As you know, Red Mountain Capital Partners LLC ("Red Mountain" or "we") is the beneficial owner of 6.1% of the outstanding shares of iRobot Corporation ("iRobot" or the "Company") and one of your largest shareholders. We are disappointed that we were unable to reach a mutually agreeable settlement that would have avoided an unnecessary election contest at the upcoming annual meeting, which we believe would have been in the best interests of the Company and all shareholders. Consequently, we have decided to nominate Larry Peiros and me for election to iRobot's board of directors (the "Board"), and have submitted our formal notice of nominations.

We believe that the 9% decline in iRobot's share price since your Q4 2015 earnings announcement on February 10th (during which period the NASDAQ index increased by 6%) reflects the Board's failure to drive shareholder value[1]. While your recent commitment to focus on the Home Robots business, divest the Defense & Security ("D&S") business, de-emphasize the Remote Presence business and expand your share repurchase program are positive developments and largely consistent with the value enhancement agenda outlined in my December 1st letter to you and the Board, you have neither capitalized on the cost savings and potential margin improvements associated with these changes, nor have you set forth any concrete criteria under which you will return excess capital to shareholders. We therefore believe that iRobot's challenges with respect to cost management, capital allocation, returns on invested capital and corporate governance will be best addressed through board refreshment that results in significant shareholder representation.

[1] Data from Bloomberg as of February 17, 2016.

10100 Santa Monica Boulevard, Suite 925, Los Angeles, CA 90067 · Main 310-432-0200 · Fax 310-432-0201

As we have communicated repeatedly, iRobot's share price has underperformed the NASDAQ index by over 100% since its IPO and by over 65% in the last five years[2]. During these periods, four out of eight current directors (including you) have served on the Board. Each of these directors either owned (or represented an investor that owned) over 5%[3] of the Company's outstanding shares at the time of the IPO. Indeed, you owned over 11%[3]. Over the past ten years, these directors (or the investors they represented) have sold most, if not all, of their stock, while earning significant amounts of executive or director compensation. You currently own only approximately 2%[3] of the outstanding shares, inclusive of stock that has been granted to you for your service as CEO. This is not exemplary corporate stewardship, and calls into question the fundamental alignment of the Board and the Company's shareholders.

The Board, which collectively owns less than 4%[3] of iRobot's outstanding shares, is in desperate need of directors whose interests are aligned with shareholders. By virtue of Red Mountain's ownership of 6.1% of the Company's outstanding shares, my election to the Board will ensure that the voice of shareholders is present in the boardroom. My experience as a former partner of Goldman, Sachs & Co. in its investment banking division and as an independent director of seven public companies will also contribute significantly to the Board's expertise. In addition, Larry's experience as the Chief Operating Officer of The Clorox Company, one of the most successful consumer products companies in the world, and his work on three public company boards will bring valuable experience to the Board in the areas of building global consumer brands, managing multi-national businesses, capital allocation and public company governance.

There is much to do. While we support the sale of D&S, we have serious concerns about the ultimate execution of the sale and its effect on the Company's margins. Arlington Capital Partners, as a private equity buyer, is incentivized to acquire the intellectual property and revenues of D&S and assume as little of its cost base as possible. Notably, the sale is a management buyout of a division and is unlikely to result in the transfer of any meaningful R&D and corporate overhead costs. In the absence of significant reductions in such indirect costs following the transaction, we believe the sale of D&S will actually result in margin deterioration rather than margin improvement. While you reported that D&S was profitable in 2015, it is impossible to determine the unallocated costs associated with the business from

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[2] Data from Bloomberg as of February 17, 2016 and assumes reinvestment of all dividends.
[3] Reflects "beneficial ownership" of shares of Common Stock of iRobot in accordance with the rules of the SEC and based on publicly available SEC filings.



your public accounts. Indeed, you acknowledge that it will not be profitable in the first quarter of 2016. Larry and I can be helpful to ensure that the sale is not only successfully consummated, but that the direct and indirect costs formerly associated with D&S are fully purged.

Similarly, while you also announced that the Company will discontinue any further engineering and R&D investment in Remote Presence, we understand that you are not implementing any headcount reductions or cost savings associated with the move. Indeed, despite the divestiture of D&S and de-emphasis of Remote Presence, you are projecting that total R&D expenditures will continue to be 12% of sales and will therefore *increase* in 2016 on an absolute basis even though management will now be focused exclusively on Home Robots. This lack of cost discipline may be evidence of why iRobot's return on invested capital has not exceeded its cost of capital over the past four years[4]. Larry and I will help to ensure that shareholder capital is invested wisely and generates acceptable returns. This does not mean that we are not committed to long-term investments in R&D for the Home Robots business. Indeed, we are excited about iRobot's opportunity to grow its product line, maintain its market share, and play a major role in the connected home, and will therefore enthusiastically support relevant product development and appropriate marketing investment.

In addition, the expansion of your existing share repurchase program to $100 million does not represent a clear commitment to return capital to shareholders. While you increased your share repurchase activity in the third quarter of last year following our suggestions to do so, the Board has a history of failing to execute on its share repurchase programs, as demonstrated by only $6.6 million deployed under the $50 million share repurchase program ending in April 2015 and no capital deployed under the $25 million share repurchase program ending in March 2014. As outlined in my December 1st letter, we believe that excess capital should be returned to shareholders through a Dutch auction tender that would have an immediately positive impact on the Company's balance sheet and earnings per share. iRobot's net cash position of approximately $250 million (pro forma for the sale of D&S) is significantly higher than its peer group as a percentage of market capitalization and unnecessary given its low capital intensity and strong free cash flow. Larry and I will be vigilant stewards of the Company's capital and will seek to return excess capital to shareholders in the absence of strategic investment opportunities with acceptable returns.

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[4] Data from Bloomberg as of February 17, 2016.

RED MOUNTAIN

Finally, iRobot's corporate governance policies are unfriendly to its shareholders and have been challenged by Institutional Shareholder Services ("ISS") and a number of the Company's shareholders. As noted in my December 1st letter (and also articulated in ISS's Proxy Research Report dated May 7, 2013), your combined Chairman and CEO roles, the Company's classified board structure, the inability of shareholders to call special meetings and various supermajority voting requirements in the Company's charter and by-laws suggest that the Board is entrenched and not acting in the best interests of shareholders. Larry and I will seek to bring iRobot's corporate governance policies into line with best practices. Our collective experiences on ten other public company boards qualify us to be helpful in this regard.

Larry and I are prepared to work constructively and collaboratively with you and the other members of the Board to secure iRobot's leading position in the increasingly competitive home robotics industry while delivering significantly higher returns on invested capital. We look forward to working with you to achieve this shared objective and thus maximize shareholder value.

Sincerely,

Will

Willem Mesdag
Managing Partner

RED MOUNTAIN

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Red Mountain Partners, L.P., together with the other participants named herein (collectively, "Red Mountain"), intends to file a preliminary proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of two highly-qualified director nominees at the 2016 annual meeting of stockholders of iRobot Corporation, a Delaware corporation (the "Company").

RED MOUNTAIN STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR, D.F. KING & CO., INC., AT ITS TOLL-FREE NUMBER (866) 796-1271.

The participants in the proxy solicitation are Red Mountain Partners, L.P. ("RMP"), RMCP GP LLC ("RMCP GP"), Red Mountain Capital Partners LLC ("RMCP LLC"), Red Mountain Capital Management, Inc. ("RMCM"), Willem Mesdag and Lawrence S. Peiros.

As of the date hereof, RMP directly owns 1,782,500 shares of common stock, $0.01 par value per share, of the Company (the "Common Stock"). RMCP GP, as the general partner of RMP, may be deemed to beneficially own the 1,782,500 shares of Common Stock directly owned by RMP. RMCP LLC, as the managing member of RMCP GP, may be deemed to beneficially own the 1,782,500 shares of Common Stock directly owned by RMP. RMCM, as the managing member of RMCP LLC, may be deemed to beneficially own the 1,782,500 shares of Common Stock directly owned by RMP. Mr. Mesdag, as an executive officer and Managing Partner of RMCP LLC and the president, sole executive officer, sole director and sole shareholder of RMCM, may be deemed to beneficially own the 1,782,500 shares of Common Stock directly owned by RMP. As of the date hereof, Mr. Peiros directly owns 1,000 shares of Common Stock.

RED MOUNTAIN